September 19, 2005
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:	H. Roger Schwall
Assistant Director

Re:	Parker Drilling Company’s Registration Statement on Form S-4
(SEC File No. 333-126669) (the “Registration Statement”)
Ladies and Gentlemen:
Set forth below are the responses of Parker Drilling Company (the “Registrant”) to the comments of the Staff with respect to the above-captioned Registration Statement contained in a letter from H. Roger Schwall to James W. Whalen of the Registrant dated August 12, 2005. The Registrant is filing today an Amendment No. 1 to the Registration Statement, including the responses described herein. The Registrant is desirous of having the Registration Statement become effective as soon as practicable. The Registrant has endeavored to respond fully to each of the Staff’s comments.
For ease of reference, we have set forth the Registrant’s responses in bold type and have also set forth each comment before the related response. The comments are numbered to correspond to the comment number on Mr. Schwall’s comment letter. The heading references (including references to page numbers) refer to the headings and page numbers in the initial Registration Statement corresponding to Mr. Schwall’s comment letter.
Special Note Regarding Forward-Looking Statements, page 17
1.	The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Securities Act Section 27A(b)(2)(C) and Exchange Act

Securities and Exchange Commission
September 19, 2005

Section 21E(b)(2)(C). If you retain this section, delete the reference to the safe harbor. Also, it is unclear why “will” would identify a forward-looking statement.
Response to Comment No. 1: The references on page 17 to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 have been deleted. The Registrant believes that the word “will” is sometimes used to identify forward looking statements in the prospectus. For example, the statements “our future cash flows from operating activities will be influenced by the demand for our drilling services ...” and “current demand for oil and gas will result in higher utilization rates for the foreseeable future” contain the word “will.”
Signatures, page, II-4
2.	The signature page for each entity must include signatures by all of those signing in each of the capacities specified by Form S-4. In addition, when individuals sign in more than one capacity, each capacity must be identified. Revise to identify each required capacity for the company and the co-registrants. For additional guidance, see Instructions 1 and 2 to Signatures, Form S-4.
Response to Comment No. 2: The signature pages have been revised in Amendment No. 1 to expressly identify the “principal executive officer” and “principal financial officer” of each registrant.
Exhibit 5.1
3.	Obtain and file an opinion or opinions that address(es) all applicable jurisdictions for all registrants, including for each of the guarantors. In that regard, the opinion you have filed does not identify all required jurisdictions.
Response to Comment No. 3: The Registrant has filed opinions as exhibits to Amendment No. 1 to the effect that (i) each of the guarantors has been duly incorporated, formed or organized, as the case may be, and is an existing corporation, limited liability company or limited partnership, as the case may be, in good standing under the laws of its jurisdiction of incorporation, formation or organization, (ii) the Indenture has been duly authorized, executed and delivered by each of the guarantors and (iii) the guarantees have been duly authorized by each of the guarantors.

Securities and Exchange Commission
September 19, 2005

A copy of Amendment No. 1 is being filed on which are marked all changes from the initial Registration Statement, including those made in response to the Staff’s comments.
If you have any questions regarding this letter or the Registration Statement, please call me at (713) 221-1122.

Very truly yours, Bracewell & Giuliani LLP
/s/ William S. Anderson
William S. Anderson

WSA/jpa

cc:	Jason Wynn
Timothy Levenberg
(Securities and Exchange Commission)
James W. Whalen
Ronald C. Potter
(Parker Drilling Company)